SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                             Aetna, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             008117103
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Charles D. Reaves
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
				   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                            March 3, 2000
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]




CUSIP No. 008117103                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    5,577,100 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    1,768,400 shares (Shared)
						    1,124,300 shares (None)

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    6,701,400 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :     1,768,400 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,469,800 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      6.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________


CUSIP No. 008117103                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2 )
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________



Item 1.  Security and Issuer

          The class of equity security to which this statement on Schedule 13D relates is the common stock (the "Securities") of Aetna, Inc., a Connecticut corporation (the "Issuer"). The Issuer has its principal executive offices located at 151 Farmington Avenue, Hartford, Connecticut 06156.

Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions(including qualified retirement plans), endowment funds and to Longleaf Partners Funds Trust ("Longleaf"), a registered investment company organized as a Massachusetts business trust and having four series or portfolios. One of its series, Longleaf Partners Fund, owns Securities of the Issuer. Neither Longleaf Partners Fund nor any other managed account owns as much as 5% of the outstanding Securities. Longleaf Partners Fund may be reached c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern Asset Management, Inc., including Longleaf Partners Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

         (d) During the last five years, neither Southeastern, the series of Longleaf Partners Funds Trust, nor Mr. Hawkins has been convicted in any criminal proceeding.

          (e) During the last five years, neither Southeastern, the series of Longleaf Partners Funds Trust, nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

          (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust is a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern are set forth in Schedule I.




Item 3.  Source and Amount of Funds or Other Consideration

The respective investment advisory clients of Southeastern used approximately $ 444,336,522 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.  Purpose of Transaction

          The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Southeastern may elect to file Schedule 13D, or to convert an existing filing on Schedule 13G to a filing on Schedule 13D, in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

In this situation, Southeastern has had conversations with third parties, and intends to have additional conversations with these and one or more other third parties and/or the Issuer's management, regarding actions or transactions of the type described in clauses (a) through (j) of Item 4 of the Schedule 13D form. To obtain the necessary flexibility to discuss any such actions or transactions with any such third parties or with the Issuer's management, Southeastern is filing Schedule 13D. Southeastern will thus be able to discuss any such proposals with the respective third parties and/or with management of the Issuer as a means of fulfilling its fiduciary duties to its clients. As the result of this filing on Schedule 13D, and depending on the circumstances, Southeastern and its clients could support one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form.


Item 5.  Interest In Securities Of The Issuer

(a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 8,469,800 shares of the common stock of the Issuer, constituting approximately 6.0% of the 141,289,941 shares outstanding.

                          Common       %  of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                    5,577,100             3.9%
Shared:                  1,768,400*            1.3%
None:                    1,124,300             0.8%

Total                    8,469,800             6.0%

 *Consists of 1,768,400 shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                    6,701,400             4.7%
Shared:                  1,768,400*            1.3%

Total                    8,469,800             6.0%

 *Consists of 1,768,400 shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.


          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) All purchase or sale transactions in the Securities during the past sixty days are set forth on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc.

Schedule II.  Purchase and sale transactions within the past 60 days.
















                                      SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2000

SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General Counsel

O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
_______________________________



                        Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 8th day of March, 2000.

Southeastern Asset Management, Inc.

By  /s/ Charles D. Reaves
_______________________________________________
Charles D. Reaves
Vice President and General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
_______________________________________________


                                    SCHEDULE I

                      Information with Respect to Executive
                              Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
Directors

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Chairman of the Board, Chief Executive Officer, Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates:	Director and President of Southeastern Asset Management,
Inc.; Trustee, President and Co-Portfolio Manager Longleaf Partners Funds.

Frank N. Stanley, III: Director and Vice President of Southeastern Asset Management, Inc.

Other Officers

 James H. Barton        Vice President
 John B. Buford         Vice President
 C. T. Fitzpatrick      Vice President
 Lee B. Harper          Vice President
 Randy D. Holt          Vice President and Secretary
 Andrew R. McCarroll    Vice President and Assistant General Counsel
 E. Andrew McDermott    Vice President
 Joseph L. Ott          Vice President and Treasurer
 Charles D. Reaves      Vice President and General Counsel
 Deborah L. Sullivan    Vice President-Trading
 James E. Thompson, Jr. Vice President













                                  SCHEDULE II


          PURCHASE ("by") AND SALE ("sl") TRANSACTIONS WITHIN PAST 60 DAYS

All purchases and sales listed below were normal, open-market transactions.


Tran                         Trade
Type       Security          Date       Quantity     Total Price    Per Share
  ----     --------------------------   ------------------------   ------------



by         Aetna, Inc.       01-06-00     45,000         2,436,043   54.134
by         Aetna, Inc.       01-06-00    209,000        11,314,069   54.134
by         Aetna, Inc.       01-06-00     17,000           922,420   54.260
by         Aetna, Inc.       01-06-00    350,500        18,974,072   54.134
by         Aetna, Inc.       01-07-00      2,600           141,238   54.322
by         Aetna, Inc.       01-07-00     38,300         2,136,370   55.780
by         Aetna, Inc.       01-10-00     36,000         2,041,369   56.705
by         Aetna, Inc.       01-10-00     15,000           850,570   56.705
by         Aetna, Inc.       01-10-00     12,000           680,456   56.705
by         Aetna, Inc.       01-10-00     13,000           737,161   56.705
by         Aetna, Inc.       01-10-00     44,000         2,495,007   56.705
by         Aetna, Inc.       01-10-00      4,000           226,819   56.705
by         Aetna, Inc.       01-10-00     31,000         1,757,846   56.705
by         Aetna, Inc.       01-10-00      6,100           353,098   57.885
by         Aetna, Inc.       01-10-00    190,000        10,773,893   56.705
by         Aetna, Inc.       01-10-00     30,000         1,701,141   56.705
by         Aetna, Inc.       01-11-00    100,000         5,700,750   57.008
by         Aetna, Inc.       01-11-00     50,000         2,850,375   57.008
by         Aetna, Inc.       01-11-00     40,000         2,267,400   56.685
by         Aetna, Inc.       01-11-00      9,000           511,855   56.873
by         Aetna, Inc.       01-11-00     56,400         3,204,789   56.823
by         Aetna, Inc.       01-11-00    150,000         8,551,125   57.008
by         Aetna, Inc.       01-11-00     20,000         1,132,000   56.600
by         Aetna, Inc.       01-13-00     25,000         1,413,895   56.556
by         Aetna, Inc.       01-13-00     20,000         1,138,900   56.945
by         Aetna, Inc.       01-13-00      6,400           362,213   56.596
by         Aetna, Inc.       01-13-00     12,000           683,340   56.945
by         Aetna, Inc.       01-13-00     29,000         1,641,400   56.600
by         Aetna, Inc.       01-14-00      6,000           337,736   56.289
by         Aetna, Inc.       01-14-00     18,000         1,013,207   56.289
by         Aetna, Inc.       01-14-00     10,000           562,893   56.289
by         Aetna, Inc.       01-14-00     10,000           562,893   56.289
by         Aetna, Inc.       01-14-00      5,000           281,446   56.289
by         Aetna, Inc.       01-14-00      5,000           281,446   56.289
by         Aetna, Inc.       01-14-00     30,000         1,688,679   56.289
by         Aetna, Inc.       01-14-00     10,600           599,691   56.575
by         Aetna, Inc.       01-14-00     13,000           735,730   56.595
by         Aetna, Inc.       01-14-00     25,000         1,407,232   56.289
by         Aetna, Inc.       01-14-00     12,400           708,986   57.176
by         Aetna, Inc.       01-14-00    123,500         6,951,729   56.289
by         Aetna, Inc.       01-14-00     22,000         1,243,761   56.535
by         Aetna, Inc.       01-18-00     25,000         1,403,312   56.132
by         Aetna, Inc.       01-18-00     50,500         2,840,403   56.246
by         Aetna, Inc.       01-18-00      8,000           448,980   56.123
by         Aetna, Inc.       01-19-00     24,000         1,350,240   56.260
by         Aetna, Inc.       01-19-00     55,500         3,120,571   56.227
by         Aetna, Inc.       01-19-00     85,000         4,779,252   56.226
by         Aetna, Inc.       01-19-00     20,000         1,124,530   56.227
by         Aetna, Inc.       01-20-00     45,000         2,521,804   56.040
by         Aetna, Inc.       01-20-00      8,000           448,321   56.040
by         Aetna, Inc.       01-20-00     13,000           728,521   56.040
by         Aetna, Inc.       01-20-00     27,500         1,541,103   56.040
by         Aetna, Inc.       01-20-00     16,000           896,642   56.040
by         Aetna, Inc.       01-20-00     12,000           672,481   56.040
by         Aetna, Inc.       01-20-00     35,000         1,961,403   56.040
by         Aetna, Inc.       01-20-00     61,000         3,418,446   56.040
by         Aetna, Inc.       01-20-00     55,000         3,082,205   56.040
by         Aetna, Inc.       01-20-00     10,000           560,401   56.040
by         Aetna, Inc.       01-21-00     16,000           891,634   55.727
by         Aetna, Inc.       01-21-00     12,000           668,725   55.727
by         Aetna, Inc.       01-21-00     54,900         3,054,361   55.635
by         Aetna, Inc.       01-21-00    107,600         5,996,236   55.727
by         Aetna, Inc.       01-21-00     27,900         1,554,786   55.727
by         Aetna, Inc.       01-21-00     68,000         3,789,443   55.727
by         Aetna, Inc.       01-21-00     50,000         2,786,355   55.727
by         Aetna, Inc.       01-24-00     11,000           612,512   55.683
by         Aetna, Inc.       01-24-00      5,000           278,414   55.683
by         Aetna, Inc.       01-24-00     61,500         3,424,498   55.683
by         Aetna, Inc.       01-24-00      3,000           167,049   55.683
by         Aetna, Inc.       01-24-00      9,000           501,146   55.683
by         Aetna, Inc.       01-24-00      9,500           529,126   55.697
by         Aetna, Inc.       01-24-00     12,500           696,036   55.683
by         Aetna, Inc.       01-24-00    120,000         6,681,948   55.683
by         Aetna, Inc.       01-24-00     14,000           779,561   55.683
by         Aetna, Inc.       01-24-00     10,000           556,829   55.683
by         Aetna, Inc.       01-24-00     13,000           723,878   55.683
by         Aetna, Inc.       01-24-00     13,000           723,878   55.683
by         Aetna, Inc.       01-24-00     10,000           556,829   55.683
by         Aetna, Inc.       01-25-00     31,000         1,716,461   55.370
by         Aetna, Inc.       01-25-00     11,000           609,067   55.370
by         Aetna, Inc.       01-25-00     17,000           941,285   55.370
by         Aetna, Inc.       01-25-00      9,000           498,327   55.370
by         Aetna, Inc.       01-25-00      2,000           110,770   55.385
by         Aetna, Inc.       01-25-00     18,000           996,655   55.370
by         Aetna, Inc.       01-25-00     21,500         1,190,449   55.370
by         Aetna, Inc.       01-25-00     23,000         1,273,503   55.370
by         Aetna, Inc.       01-25-00     10,000           553,697   55.370
by         Aetna, Inc.       01-25-00     16,000           885,915   55.370
by         Aetna, Inc.       01-25-00    105,000         5,813,818   55.370
by         Aetna, Inc.       01-25-00    112,000         6,201,406   55.370
by         Aetna, Inc.       01-25-00     24,000         1,328,873   55.370
by         Aetna, Inc.       01-25-00     15,000           830,545   55.370
by         Aetna, Inc.       01-25-00     14,000           775,176   55.370
by         Aetna, Inc.       01-25-00     14,000           775,176   55.370
by         Aetna, Inc.       01-25-00     23,000         1,273,503   55.370
by         Aetna, Inc.       01-25-00     13,000           719,806   55.370
by         Aetna, Inc.       01-25-00     10,000           553,697   55.370
by         Aetna, Inc.       01-26-00      4,500           248,332   55.185
by         Aetna, Inc.       01-26-00     10,000           552,500   55.250
by         Aetna, Inc.       01-26-00     57,500         3,169,544   55.123
by         Aetna, Inc.       01-26-00      7,000           387,898   55.414
by         Aetna, Inc.       01-27-00     15,500           856,375   55.250
by         Aetna, Inc.       01-27-00      2,000           110,500   55.250
by         Aetna, Inc.       01-27-00      1,000            55,250   55.250
by         Aetna, Inc.       01-27-00     11,000           600,539   54.594
by         Aetna, Inc.       01-27-00     18,000           991,049   55.058
by         Aetna, Inc.       01-27-00     10,000           545,945   54.595
by         Aetna, Inc.       01-27-00     21,000         1,141,971   54.380
by         Aetna, Inc.       01-27-00      2,000           108,764   54.382
by         Aetna, Inc.       01-27-00      2,500           133,846   53.538
by         Aetna, Inc.       01-27-00     11,000           588,915   53.538
by         Aetna, Inc.       01-27-00      5,000           271,896   54.379
by         Aetna, Inc.       01-27-00     19,000         1,035,452   54.497
by         Aetna, Inc.       01-27-00     46,500         2,569,590   55.260
by         Aetna, Inc.       01-27-00     16,000           873,512   54.595
by         Aetna, Inc.       01-27-00     13,000           705,891   54.299
by         Aetna, Inc.       01-28-00     40,000         2,138,076   53.452
by         Aetna, Inc.       01-28-00      3,000           160,356   53.452
by         Aetna, Inc.       01-28-00      9,800           523,829   53.452
by         Aetna, Inc.       01-28-00     89,500         4,794,515   53.570
by         Aetna, Inc.       01-28-00     25,000         1,336,297   53.452
by         Aetna, Inc.       01-28-00     29,800         1,596,460   53.572
by         Aetna, Inc.       01-28-00     14,200           759,017   53.452
by         Aetna, Inc.       01-31-00      9,000           479,294   53.255
by         Aetna, Inc.       01-31-00      2,500           133,775   53.510
by         Aetna, Inc.       01-31-00     70,700         3,765,121   53.255
by         Aetna, Inc.       01-31-00      8,000           426,039   53.255
by         Aetna, Inc.       02-01-00     39,000         2,147,730   55.070
by         Aetna, Inc.       02-01-00      2,000           106,520   53.260
by         Aetna, Inc.       02-01-00     11,000           605,770   55.070
by         Aetna, Inc.       02-02-00      2,000           110,384   55.192
by         Aetna, Inc.       02-02-00      2,600           146,438   56.322
by         Aetna, Inc.       02-02-00      7,000           386,343   55.192
by         Aetna, Inc.       02-02-00     45,500         2,523,826   55.469
by         Aetna, Inc.       02-02-00      7,700           424,977   55.192
by         Aetna, Inc.       02-03-00     27,600         1,537,477   55.706
by         Aetna, Inc.       02-03-00     45,000         2,488,000   55.289
by         Aetna, Inc.       02-03-00      8,200           454,157   55.385
by         Aetna, Inc.       02-04-00      4,800           267,648   55.760
by         Aetna, Inc.       02-04-00     53,000         2,942,099   55.511
by         Aetna, Inc.       02-04-00      8,000           444,090   55.511
by         Aetna, Inc.       02-07-00     27,000         1,503,765   55.695
by         Aetna, Inc.       02-07-00     11,700           651,631   55.695
by         Aetna, Inc.       02-07-00      3,200           179,232   56.010
by         Aetna, Inc.       02-07-00     14,300           800,943   56.010
by         Aetna, Inc.       02-07-00     18,500         1,036,185   56.010
by         Aetna, Inc.       02-07-00     13,300           740,743   55.695
by         Aetna, Inc.       02-07-00     11,000           612,645   55.695
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      5,000           240,965   48.193
by         Aetna, Inc.       02-08-00      3,000           144,579   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00    150,000         7,245,195   48.301
by         Aetna, Inc.       02-08-00      4,000           192,772   48.193
by         Aetna, Inc.       02-08-00      1,000            48,690   48.690
by         Aetna, Inc.       02-08-00      1,000            48,690   48.690
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00     13,000           620,868   47.759
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      2,000            96,386   48.193
by         Aetna, Inc.       02-08-00      7,000           337,351   48.193
by         Aetna, Inc.       02-08-00     14,000           674,702   48.193
by         Aetna, Inc.       02-08-00     18,000           869,423   48.301
by         Aetna, Inc.       02-08-00      3,000           144,579   48.193
by         Aetna, Inc.       02-08-00      2,000            96,386   48.193
by         Aetna, Inc.       02-08-00      2,000            96,120   48.060
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      2,000            96,386   48.193
by         Aetna, Inc.       02-08-00      7,000           337,351   48.193
by         Aetna, Inc.       02-08-00      5,000           229,675   45.935
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      6,000           289,158   48.193
by         Aetna, Inc.       02-08-00      4,000           192,772   48.193
by         Aetna, Inc.       02-08-00      2,000            95,872   47.936
by         Aetna, Inc.       02-08-00     85,000         4,144,591   48.760
by         Aetna, Inc.       02-08-00      3,000           144,579   48.193
by         Aetna, Inc.       02-08-00     27,000         1,301,211   48.193
by         Aetna, Inc.       02-08-00      2,000            95,518   47.759
by         Aetna, Inc.       02-08-00     10,000           481,930   48.193
by         Aetna, Inc.       02-08-00     85,000         4,096,405   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      5,000           240,965   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      7,000           337,351   48.193
by         Aetna, Inc.       02-08-00      2,000            96,386   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      2,000            96,386   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00      1,000            48,193   48.193
by         Aetna, Inc.       02-08-00     25,000         1,204,825   48.193
by         Aetna, Inc.       02-08-00     14,000           674,702   48.193
by         Aetna, Inc.       02-08-00     49,500         2,385,553   48.193
by         Aetna, Inc.       02-08-00      2,000            95,598   47.799
by         Aetna, Inc.       02-08-00     15,000           731,398   48.760
by         Aetna, Inc.       02-08-00      1,000            47,819   47.819
by         Aetna, Inc.       02-08-00    129,000         6,290,027   48.760
by         Aetna, Inc.       02-08-00        500            24,114   48.228
by         Aetna, Inc.       02-08-00      2,000            96,448   48.224
by         Aetna, Inc.       02-08-00     28,000         1,365,277   48.760
by         Aetna, Inc.       02-08-00     11,000           536,359   48.760
by         Aetna, Inc.       02-08-00     39,000         1,901,636   48.760
by         Aetna, Inc.       02-08-00     53,000         2,584,275   48.760
by         Aetna, Inc.       02-08-00      2,000            95,518   47.759
by         Aetna, Inc.       02-08-00     17,000           821,122   48.301
by         Aetna, Inc.       02-08-00     15,000           724,519   48.301
by         Aetna, Inc.       02-09-00    117,000         5,187,207   44.335
by         Aetna, Inc.       02-09-00      2,000            88,670   44.335
by         Aetna, Inc.       02-09-00      6,000           275,685   45.948
by         Aetna, Inc.       02-09-00      2,000            91,895   45.948
by         Aetna, Inc.       02-09-00      3,000           133,005   44.335
by         Aetna, Inc.       02-09-00     62,000         2,848,745   45.948
by         Aetna, Inc.       02-09-00      4,000           173,990   43.498
by         Aetna, Inc.       02-09-00      2,000            88,670   44.335
by         Aetna, Inc.       02-09-00      2,000            91,895   45.948
by         Aetna, Inc.       02-09-00      9,000           413,527   45.947
by         Aetna, Inc.       02-09-00      7,200           319,213   44.335
by         Aetna, Inc.       02-09-00     16,000           735,160   45.948
by         Aetna, Inc.       02-09-00      4,000           177,340   44.335
by         Aetna, Inc.       02-09-00      3,000           137,842   45.947
by         Aetna, Inc.       02-10-00      1,000            42,072   42.072
by         Aetna, Inc.       02-10-00      1,000            42,072   42.072
by         Aetna, Inc.       02-10-00      1,000            42,072   42.072
by         Aetna, Inc.       02-10-00      4,000           168,290   42.073
by         Aetna, Inc.       02-10-00      2,000            84,145   42.073
by         Aetna, Inc.       02-10-00      3,000           126,217   42.072
by         Aetna, Inc.       02-10-00      5,000           210,362   42.072
by         Aetna, Inc.       02-10-00     16,000           673,160   42.073
by         Aetna, Inc.       02-10-00      8,000           327,431   40.929
by         Aetna, Inc.       02-10-00      2,000            84,145   42.073
by         Aetna, Inc.       02-10-00     20,000           841,450   42.073
by         Aetna, Inc.       02-10-00     30,000         1,262,175   42.073
by         Aetna, Inc.       02-10-00      1,000            41,074   41.074
by         Aetna, Inc.       02-10-00      1,000            42,072   42.072
by         Aetna, Inc.       02-10-00     15,000           631,050   42.070
by         Aetna, Inc.       02-10-00      1,000            42,072   42.072
by         Aetna, Inc.       02-10-00    113,000         4,754,192   42.072
by         Aetna, Inc.       02-10-00      3,000           122,787   40.929
by         Aetna, Inc.       02-10-00      8,000           327,431   40.929
by         Aetna, Inc.       02-10-00     21,000           859,507   40.929
by         Aetna, Inc.       02-10-00      9,000           368,360   40.929
by         Aetna, Inc.       02-10-00    314,000        12,851,675   40.929
by         Aetna, Inc.       02-10-00      6,000           245,573   40.929
by         Aetna, Inc.       02-10-00      2,000            82,138   41.069
by         Aetna, Inc.       02-10-00      4,000           163,716   40.929
by         Aetna, Inc.       02-10-00      5,000           204,644   40.929
by         Aetna, Inc.       02-10-00      9,000           368,360   40.929
by         Aetna, Inc.       02-10-00     11,000           450,218   40.929
by         Aetna, Inc.       02-10-00     25,000         1,023,222   40.929
by         Aetna, Inc.       02-10-00     97,000         3,970,103   40.929
by         Aetna, Inc.       02-10-00      3,000           122,787   40.929
by         Aetna, Inc.       02-10-00      9,000           368,360   40.929
by         Aetna, Inc.       02-10-00      5,000           204,644   40.929
by         Aetna, Inc.       02-11-00     14,000           558,265   39.876
by         Aetna, Inc.       02-11-00     17,000           678,832   39.931
by         Aetna, Inc.       02-14-00      6,000           233,981   38.997
by         Aetna, Inc.       02-14-00     30,000         1,169,907   38.997
by         Aetna, Inc.       02-14-00     11,000           428,966   38.997
by         Aetna, Inc.       02-14-00     29,000         1,158,089   39.934
by         Aetna, Inc.       02-14-00      6,000           239,605   39.934
by         Aetna, Inc.       02-14-00      3,000           118,305   39.435
by         Aetna, Inc.       02-14-00      7,000           275,170   39.310
by         Aetna, Inc.       02-14-00     30,400         1,185,506   38.997
by         Aetna, Inc.       02-14-00      5,900           236,059   40.010
by         Aetna, Inc.       02-14-00      7,600           296,376   38.997
by         Aetna, Inc.       02-14-00     31,000         1,219,360   39.334
by         Aetna, Inc.       02-14-00      3,000           117,742   39.247
by         Aetna, Inc.       02-14-00     15,000           584,953   38.997
by         Aetna, Inc.       02-18-00      5,000           194,675   38.935
by         Aetna, Inc.       02-23-00      2,000            80,620   40.310
by         Aetna, Inc.       02-28-00     57,000         2,330,445   40.885
by         Aetna, Inc.       03-01-00     30,000         1,254,801   41.827
sl         Aetna, Inc.       03-01-00     18,000           971,608   53.978
sl         Aetna, Inc.       03-02-00     11,800           713,168   60.438
sl         Aetna, Inc.       03-02-00     14,200           858,219   60.438
sl         Aetna, Inc.       03-02-00      9,000           543,942   60.438



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AET13D.doc